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                          DRAFT LETTER TO STOCKHOLDERS

                                October __, 1998


To Our Stockholders:

           Your Board of Directors has declared a dividend distribution of Preferred Shares Purchase Rights. This letter describes the Preferred Shares Purchase Rights Plan and the Board's reasons for adopting it. The accompanying Summary of Terms describes the terms of the Rights as set forth in the Rights Plan.

           The Rights are designed to protect and maximize the value of your interest in the Company. We believe that the Rights Plan, while not intending to prevent a takeover, will provide protection to you, our stockholders, from the abusive and coercive tactics that often occur in takeover attempts.

           The Rights contain provisions to protect stockholders in the event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding stock followed by a two-tier tender offer or other tactics that do not treat all stockholders equally. These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice. With over 2,000 other companies having established rights plans to protect stockholders, we consider the Rights Plan to be the best available means of protecting the full value of your investment in the Company, while not preventing a fair acquisition offer for the Company.

           The Rights will initially trade with shares of the Company's Common Stock and have no impact on the way in which you can presently trade the Company's shares. As explained in detail in the attached Summary of Rights, the Rights are not exercisable until ten days after a person or group announces acquisition of 15% or more of the Company's outstanding Common Stock or the commencement of a tender offer which would result in ownership of the person or group of 15% or more of the outstanding Common Stock.

           In implementing this Rights Plan, we have exercised our continued confidence in the Company's future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                            On behalf of the Board of Directors,

                                            ____________________________________
                                            Prabhat K. Goyal, Secretary



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                            STOCKHOLDER RIGHTS PLAN

                            NETWORKS ASSOCIATES, INC.


                                Summary of Rights


Distribution and                The Board of Directors has declared a dividend
Transfer of Rights;             of one Right for each share of Networks
Rights Certificate:             Associates, Inc. (the "COMPANY") Common Stock
                                outstanding. Prior to the Distribution Date referred to below, the Rights will be evidenced by and trade with the certificates for the Common Stock. After the Distribution Date, the
                                Company will mail Rights certificates to the Company's stockholders and the Rights will become transferable apart from the Common Stock.

Distribution Date:              Rights will separate from the Common Stock and
                                become exercisable following the tenth day after a person or group (a) acquires beneficial ownership of 15% or more of the Company's Common
                                Stock or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock.

Series B Participating          After the Distribution Date, each Right will
Preferred Stock Purchasable     entitle the holder to purchase for $200.00 (the
Upon Exercise of Rights:        "EXERCISE PRICE") , a fraction of a share of the
                                Company's Series B Participating Preferred Stock with economic terms similar to that of one share of the Company's Common Stock.

Flip-In: If an acquiror (an "ACQUIRING PERSON") obtains 15% or more of the Company's Common Stock then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Company's Common Stock having a then current market value of twice the Exercise Price.

Flip-Over:                      If, after an Acquiring Person obtains 15% or
                                more of the Company's Common Stock, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company or (c) the Company sells more than 50% of the Company's assets or earning power, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder



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                                thereof to purchase, for the Exercise Price, a
                                number of shares of Common Stock of the person engaging in the transaction having a then current market value of twice the Exercise Price.

Exchange Provision:             At any time after the date an Acquiring Person
                                obtains 15% or more of the Company's Common
                                Stock and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Redemption of                   Rights will be redeemable at the Company's
the Rights:                     option for $0.01 per Right at any time on or
                                prior to the earlier of the Distribution Date and the expiration of the Rights.

Expiration of                   The Rights expire on the earliest of (a) the
the Rights:                     date that is 10 years from the date upon which
                                the Preferred Shares Rights Agreement (the
                                "RIGHTS AGREEMENT") by and between the Company and BankBoston, N.A. (the "RIGHTS AGENT") is executed, or (b) the date of exchange or redemption of the Rights as described above.

Amendment of                    The terms of the Rights and the Rights Agreement
Terms of Rights:                may be amended in any respect without the
                                consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring
                                Person).

Voting Rights:                  Rights will not have any voting rights.

Anti-Dilution                   Rights will have the benefit of certain
Provisions:                     customary anti-dilution provisions.



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Taxes:                          The Rights distribution should not be taxable
                                for federal income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

The foregoing is a summary of certain principal terms of the Stockholder Rights Plan only and is qualified in its entirety by reference to the detailed terms of the Rights Agreement dated as of October 20, between the Company and the Rights Agent.

THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(E) OF PREFERRED SHARES RIGHTS AGREEMENT BETWEEN NETWORKS ASSOCIATES, INC. AND BANKBOSTON, N.A. DATED AS OF OCTOBER 20, 1998.